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SUBJECT COMPANY: ENDO HEALTH SOLUTIONS INC.

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EDITED TRANSCRIPT

ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

EVENT DATE/TIME: NOVEMBER 05, 2013 / 01:00PM GMT

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

CORPORATE PARTICIPANTS

Blaine Davis Endo Health Solutions - SVP of Corporate Affairs

Rajiv De Silva Endo Health Solutions - President & CEO

Suky Upadhyay Endo Health Solutions - CFO

CONFERENCE CALL PARTICIPANTS

Chris Schott JPMorgan Chase & Co. - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

Liav Abraham Citigroup - Analyst

Gary Nachman Susquehanna Financial Group / SIG - Analyst

Marc Goodman UBS - Analyst

Annabel Samimy Stifel Nicolaus - Analyst

David Buck Buckingham Research Group - Analyst

Greg Fraser BofA Merrill Lynch - Analyst

Jason Gerberry Leerink Swann & Company - Analyst

Elliot Wilbur Needham & Company - Analyst

Chris Caponetti Morgan Stanley - Analyst

Tim Chiang CRT Capital Group - Analyst

James Malloy Janney Capital Markets - Analyst

David Amsellem Piper Jaffray & Co. - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Q3 2013 Endo Health Solutions financial results and acquisition Paladin Labs conference call. My name is Tracy and I will be your operator today.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes. I would like to turn the call over to Mr. Blaine Davis, Senior Vice President of Corporate Affairs. Please proceed, sir.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Great, thanks, Tracy. Good morning, everyone, and thanks for joining us to discuss our third-quarter financial results, as well our acquisition of Paladin Labs. With me on today’s call are Rajiv De Silva, President and CEO of Endo, and Suky Upadhyay, Chief Financial Officer. We have prepared a slide presentation to accompany today’s webcast and that presentation is posted online in the Investor section at www.endo.com.

I would like to remind you that any forward-looking statements by Management are covered under the Private Securities Litigation Reform Act of 1995 and subject to change, risks, and uncertainties described in today’s press release and in our filings with the SEC.

In addition, during the course of the call, we may refer to non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States and that may be different from non-GAAP financial measures used by other companies. Investors are encouraged to review Endo’s current report on Form 8-K, filed with SEC, for Endo’s reasons for including those non-GAAP financial measures in this earnings announcement. The reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is contained in our press release issued prior to today’s call.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Our prepared remarks will begin by briefly discussing our third-quarter financial results and revised financial guidance. We will then discuss our proposed acquisition of Paladin Labs, which we announced earlier this morning. Once we have completed our prepared remarks, we’ll open the call to take your questions.

With that, I’d like to turn the call over to Rajiv.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thanks, Blaine, and good morning, everyone, and thank you for joining us today. I hope you have all had a chance to review the Company’s earnings press release, as well as the press release announcing our proposed acquisition of Paladin Labs, which were both issued earlier this morning.

On slide 3, you will see our agenda for today’s call. We will first review our third-quarter accomplishments and financial results and then provide some comments on our updated 2013 financial guidance.

Following our comments on the quarter, we will discuss the very exciting acquisition of Paladin Labs we announced earlier today. We will go through the deal rationale and terms; provide you a brief overview of the Paladin business; and discuss the new operating model for Endo including our planned Management structure for the Business once the transaction has been closed. Following our prepared remarks, we look forward to taking your questions.

Before we get into the details this morning, I would like to take the opportunity to welcome Suky Upadhyay, whom we recently appointed to the role of Chief Financial Officer. Suky has certainly hit the ground running and we are delighted to have him as part of the team.

Suky is a strong and experienced leader in the health care industry, most recently serving as Principal Accounting Officer and Interim Financial Officer of Becton, Dickinson. The addition of Suky strengthens our senior team and we look forward to his contributions.

With that, let’s get into the details of the call. Moving on to slide 4, we continue to make solid progress towards our goal to be a top-tier specialty health care Company. In order to do that, we remain focused on optimizing our most promising assets and expanding in areas that offer above average growth characteristics and attractive margins. We are making good progress on all of our priorities and I’ll now quickly review some of the significant events from the third quarter.

First, we announced an agreement to acquire Boca Pharmacal for $225 million. We believe Boca to be an excellent example of the type of external growth opportunities that we are pursuing. Boca has a strong presence in controlled substances which complement Qualitest very well.

Once the deal closes, we expect it to be immediately accretive to our adjusted diluted earnings per share and represents a solid opportunity for value creation. With respect to the timing of closing Boca, unfortunately, the government shutdown has impacted the review timelines.

However, we remain very focused on closing the transaction as soon as possible by working closely with the appropriate agencies. We hope the transaction will close towards the end of 2013.

Second, we are exploring options for assets that do not fit within our new model, including exploring strategic alternatives for our HealthTronics business and early-stage pharmaceutical discovery platform. We are engaged in a process with an investment bank to assist us in the sale of HealthTronics and are pleased with the level of interest that has been expressed thus far.

Third, we are improving R&D efficiency by concentrating our spend on lower-risk, near-term, revenue-generating projects. During the third quarter, we filed our complete response for Aveed, and as a result, have an action date from FDA of February 28, 2014.

We are also encouraged by the outcomes of an interim analysis for BEMA Buprenorphine and look forward to continuing the development of this exciting asset. Lastly, we are continuing to strengthen our talent base and Organization capabilities.

Moving on to slide 5, you will see that we had a strong third quarter, reporting $715 million in revenues and $1.34 in adjusted diluted earnings per share. We exceeded our internal expectations on both the top and bottom line for the quarter and have increased our 2013 financial guidance for adjusted diluted earnings per share and we now expect our full-year revenues to be at the top end of our previously-guided revenue range. Suky will provide more specifics in just a few minutes.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Moving to slide 6, I will highlight the progress we have made so far in driving organic growth in our core businesses. Third-quarter 2013 sales of $184 million for our Qualitest business is in line with our expectations.

Year-to-date 2013 sales for Qualitest are up 13% versus prior year and approximately 60% of that growth is attributable to new product launches. We remain on track to deliver low double-digit net sales growth versus 2012 for the full year.

Moving to slide 7, as we expected, branded pharmaceutical sales declined in third quarter 2013 compared to third quarter 2012. However, we are pleased that our core portfolio of branded products increased 10% versus prior year. Core growth excludes Lidoderm, Opana ER, as well as royalties received from Actavis for the sale of generic lidocaine patches.

We believe we are effectively managing the loss of exclusivity for Lidoderm that occurred on September 15. Prescription volumes shifted to the generic more quickly more quickly than we had expected. However, we believe Lidoderm volume should remain somewhat stable in the near term as a result of our life-cycle management strategy. We continue to evaluate the most effective way to manage the life cycle of Lidoderm as we head into 2014 and beyond, and are considering multiple options.

In addition, we have some improving expectations heading into 2014 in other parts of our branded pharmaceuticals business, including Opana ER and Voltaren Gel. With Opana ER, we continue to assume in our longer-term plans that multiple versions of the old Opana ER formulation will arrive, having a substantial impact on the brand.

However, we have yet to see a significant effect of sales of Opana ER even after a second competitive launch of a non-AB-rated generic. While we have taken a conservative approach regarding the financial contributions of Opana ER, we remain optimistic that the brand could remain a meaningful part of our branded business in 2014.

Our assumptions with respect to Voltaren Gel exclusivity have improved slightly as well. Historically, we had assumed a loss of exclusivity around mid-2014. However, we believe it is possible that we will retain branded sales beyond that point in time. We will provide more detail on our view of our 2014 branded pharma business drivers in 2014 when we provide full-year financial guidance.

Moving to slide 8, we are pleased to see continued improvement in trends within our AMS business in the third quarter. Third-quarter 2013 growth rates show an improvement over the first half. Growth for AMS, excluding women’s health was at 4% versus third quarter 2012.

All three of the largest product lines of AMS, as measured by revenues, are growing versus prior year. GreenLight fibers, the artificial urinary sphincter, and AMS 700 erectile restoration device represent over 60% of sales, and collectively grew 6% versus prior year. The turnaround in AMS is continuing to deliver results while also improving profitability and EBITDA contribution.

One last comment on AMS regarding an updated on the mesh litigation. As we expected, AMS’s count of file cases increased in the third quarter and now totals approximately 16,500. AMS expects that the number of cases filed will continue to increase into early 2014 due to the shifting of the expiration of the tolling agreement in the multi-district litigation from November of this year to early 2014.

The timing of the first AMS trial in the MDL has also shifted since we last provided you an update. We now expect AMS’s first federal trial to occur during the spring of 2014 and we continue to expect that it will take an extended period of time to fully understand the impact of this litigation.

With that, let me turn the call over to Suky to cover our progress on the implementation of the lean operating model, as well as cover some of the specifics on our updated 2013 financial guidance. Suky?

Suky Upadhyay - Endo Health Solutions - CFO

Thanks, Rajiv. I first want to say how thrilled I am to have joined the terrific team here at Endo. The Company has made solid progress in transforming its business over the past few months.

I believe there is a significant opportunity for us to evolve into a top-tier specialty health care Company that is focused on value creation for customers, patients, and our investors. Our strong third-quarter performance, combined with the announced acquisition of Paladin Labs, is an exciting start to my career at Endo.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Moving to slide 9. Implementing a lean operating model was a critical first step in the strategy Endo laid out in early June. I am pleased to say that we remain on track to meet the 2013 objective of $150 million reduction in adjusted operating expenses versus 2012 actual spend.

Year-to-date through September, adjusting operating expenses were $129 million lower than those for the same period in 2012. While we made some difficult choices earlier this year, we are pleased with how the Organization has responded, as evidenced by our third-quarter results. While there is more work that remains to fully realize our savings goals, I am confident that we will achieve our objective of a $325 million run rate reduction versus the 2012 actual spend by mid-2014.

As you can see on slide 10, we have updated our 2013 financial guidance to reflect our strong Q3 results and outlook for the remainder of the year. Let me first cover revenues.

We have increased the bottom end of our revenue range financial guidance for 2013. In addition, we now expect revenues to be at the top end of a range of $2.75 billion to $2.8 billion.

As a result of strong top-line performance, combined with effective expense management, we have also increased guidance for adjusted diluted earnings per share to a range of $4.60 to $4.75. Adjusted earnings are on a base range of $0.95 to $1.10 on a reported or GAAP diluted basis.

For additional details on our 2013 financial results and guidance, please review today’s earnings press release. I would now like to turn the call back over to Rajiv to discuss our announced acquisition of Paladin Labs, a truly exciting and transformational opportunity for Endo. Rajiv?

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Suky. The announced acquisition of Paladin Labs is a very exciting deal for Endo that significantly accelerates our goal of becoming a top-tier specialty health care Company. On slide 13, we have highlighted the benefits of this combination.

The deal is a perfect fit within the framework of the strategy we laid out in June of this year. Let me provide you with why I think this is a great deal for Endo’s and Paladin’s employees, our customers, and ultimately our shareholders.

First, this deal will create an international specialty pharmaceutical platform to drive future growth, which I will discuss more in a moment. Second, it establishes a beneficial financial platform that we believe will enhance our growth prospects by redomiciling Endo in Ireland.

Third, this deal will enhance our cash flow and earnings sustainability and is immediately accretive to our adjusted diluted earnings per share. We expect to deliver at least $75 million of after-tax savings on an annual basis through operational and tax-related synergies. It is important to note that the savings are not expected to materially impact Paladin Labs’ Canadian operations and we intend to continue to expand Paladin’s presence in the Canadian market.

Fourth, Paladin will diversify our revenues within our branded pharmaceutical segment through a geographic expansion and product diversity. Finally, this deal further accelerates our M&A agenda and enhances our capital structure and cash conversion rate.

On slide 14, you will see the value this combination creates for our employees, as well as the strategic value it creates for Endo and Paladin. Paladin has an outstanding track record of success and they will now have access to the US market and the ability to accelerate growth through a larger platform. We intend to retain the Paladin name for the Canadian business and continue to invest in the very successful business they have established.

As I mentioned, this transaction will also diversify Endo’s geographic footprint, deliver a platform to support growth through acquisitions, enhance our cash flows, and enable the inversion of Endo into an Irish domicile PLC, which will result in a combined steady-state Company tax rate of approximately 20%.

Moving to slide 15, let me quickly review the proposed transaction terms. The proposed offer is a stock and cash offer for CAD77 per share for Paladin Labs, valued at approximately $1.6 billion. The offer is a 20% premium to Paladin Labs’ closing price of CAD63.91 as of November 4, 2013.

Paladin shareholders will receive 1.6331 shares of New Endo for each share of Paladin owned, plus CAD1.16 in cash for each share of Paladin Labs owned, as well as 1 share of Knight Therapeutics, which is a newly-formed Canadian company that will be separated as part of the transaction.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

In addition, the cash consideration to be received by Paladin shareholders will be increased if Endo’s average share price declines more than 7% during a pre-specified period. The maximum amount by which the aggregate cash would be increased is $233 million. Once the transaction is complete, Endo shareholders will own 77.5% of the New Endo and Paladin shareholders will own 22.5% of the New Endo.

Moving on to slide 16, the Endo Management team will lead the New Endo and you can see the operating structure with the addition of Paladin. Following the close of the deal, Paladin Labs will be a separate operating entity that will continue to be lead by Paladin’s current Management team. Paladin will maintain its headquarters in Montreal and operate in Canada under the Paladin Labs name.

Jonathan Ross Goodman, founder and Chairman of Paladin Labs, will serve as an advisor to the Endo Board of Directors and Mark Beaudet, Interim President and CEO of Paladin will continue as President, Paladin, and report directly to me. The new Company will trade on the NASDAQ.

Now let me briefly discuss Paladin Labs. As you will see on slide 17, Paladin is a specialty pharmaceutical company focused on acquiring and in-licensing products for the Canadian and other international markets.

With over 60 marketed products and a long track record of impressive revenue growth, Paladin has established themselves as one of Canada’s leading specialty pharmaceutical companies. Paladin has a strong near-term pipeline with exciting products for the Canadian market, such as Zohydro, which was just approved in the US, and Seralaxin.

On slide 18 you can review important company information, including the company’s structure and adjusted revenue mix. I would point out that while the majority of Paladin revenues are generated in Canada, their international footprint in Latin America and South Africa is an extremely valuable platform for future growth.

On slide 19, you will see the impressive historical performance of Paladin Labs, with solid growth in both revenues and EBITDA. We expect this performance to continue based on the unique and disciplined business model Paladin has established. In addition, we hope to increase our international footprint as a result of the structure Paladin has established.

Since most of you are likely familiar with Endo, I will not spend too much time discussing our own strategy here. However, I wanted to cover a few key attributes of our new business model that are shown on slide 20.

As we have stated over the past few months, we aspire to be a leading specialty health care Company. We plan to participate in areas of the health care market that offer above-average growth characteristics and favorable margins; that will allow us to maximize our growth potential and cash flows to create value for our shareholders, employees, and our customers.

In June of this year, we laid out a strategy for Endo and as I discussed earlier on this call, we are well on track to achieving our aspirations. On slide 21, you can see some of our restructuring actions, many of which I summarized earlier in the review of our third-quarter results.

With the combination with Paladin Labs, we will continue to aggressively move forward with the implementation of the operating model shown on slide 22. Let me quickly run through these as they are important to highlight and reinforce.

First, we will continue to operate this Business and those we acquire with a lean and efficient operating structure. Second, we will align our internal performance metrics with shareholder interests.

Third, we will continue to actively pursue M&A as an important component of building the Business longer term. With the addition of Paladin and the redomiciling of our Business in Ireland, we believe M&A and organic growth will continue to deliver superior performance.

Fourth, we will remain agnostic on therapeutic areas we invest in, but will focus on specialty arenas. Fifth, we continue to invest in R&D that is focused and derisked, with programs like Aveed and BEMA Buprenorphine. And finally, and perhaps most importantly, we will operate this diversified Organization in a streamlined manner, with quick decision-making that we believe is a competitive advantage for Endo.

Moving on to slide 23. As I mentioned earlier, with the addition of Paladin, we also add an important international component to our pharmaceutical business. As we move forward from here, we plan to utilize our new structure to drive international expansion and growth.

We will focus on markets with above average growth, growing health care infrastructure, and expanding economies. We will also seek to expand our presence internationally in areas that have a favorable reimbursement environment or a large cash-pay component.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Let me now turn the call back to Suky to review the post-transaction structure and then we will close out the prepared remarks and move into Q&A. Suky?

Suky Upadhyay - Endo Health Solutions - CFO

Thanks, Rajiv. On slide 24, you will see a simplified view of the transaction. Upon close of the deal, Paladin Labs and its subsidiaries, along with Endo and its subsidiaries, will combine to form a new Irish holding company, which in the interim, will be called New Endo.

Upon closing of the deal, the shareholders of Paladin will own 22.5% of the combined entity and Endo shareholders will own 77.5% of the combined entity. The New Endo will be domiciled in Ireland.

Moving on to slide 25. We expect that our pro-forma capital structure will continue to support our long-term strategy, which is focused on disciplined capital allocation. Endo has secured committed financing that will be used to refinance certain elements of the Company’s existing indebtedness, as well as the early repurchase of our convertible notes that are due in 2015. The early purchase of our convertible notes will be subject to market conditions.

We anticipate that our pro-forma leverage ratio will be in line with current levels. We also expect rapid delevering as the transaction is immediately accretive and improves our already strong cash conversion through a robust level of synergies.

On slide 26, you will see that we expect the transaction to close during the first half of 2014. For Endo, we expect the closing to be standard US merger process with the filing of our registration statement. We expect a similar process for Paladin.

While the deal requires a majority approval from Endo shareholders, it’s important to note that the closing of the deal is dependent on a two-thirds vote by the Paladin shareholders. Through a separate but related agreement, shareholders representing 34% of Paladin Labs’ outstanding shares have already agreed to vote in favor of the deal. These shareholders do have the right, however, to terminate this agreement if Endo’s volume weighted average share price declines more than 24% during a specified measurement period.

One final point regarding the transaction’s structure and taxes. We do not expect the deal to be taxable for US shareholders of Endo. With that said, the treatment for the deal could be affected by actions taken by Endo and cannot ultimately be determined until the end of the year in which the deal closes.

On slide 27, you can see clearly the value of this combination to our shareholders, employees, and customers. Our proposed deal with Paladin clearly accelerates Endo’s transformation to a leading specialty health care Company.

Let me turn it back to Rajiv to close out. Rajiv?

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Suky. In conclusion, let me first thank everyone for joining us this morning on what is an exciting day for Endo, a great deal combined with the continued delivery of solid financial performance is an outstanding combination. Let me reiterate the important points in the deal with Paladin and then we can move on to your questions.

First, this deal will create an international specialty pharmaceutical platform to drive future growth. Second, it establishes a beneficial financial platform that we believe will enhance our growth prospects by redomiciling Endo in Ireland.

Third, this deal will enhance our cash flow and earnings sustainability and is immediately accretive to our adjusted diluted earnings per share. We expect to deliver at least $75 million of after-tax savings on an annual basis through operational and tax-related synergies.

Fourth, Paladin will diversify our revenues within our branded pharmaceutical segment through geographic expansion and product diversity. And finally, this deal further accelerates our M&A agenda and enhances our capital structure and cash conversion.

Let me also take this opportunity to thank our employees for their hard work; our patients and customers for their trust in us; and finally, our shareholders for their support. That concludes our prepared remarks. Let me now turn the call back over to Blaine to manage our question-and-answer period. Blaine?

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Rajiv. This concludes our prepared remarks. We would like to now open the lines to take your questions.

(Caller Instructions)

So Tracy, if we can go ahead and go to the first question, please.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Your first question comes from the line of Chris Schott, JPMorgan.

Chris Schott - JPMorgan Chase & Co. - Analyst

Congrats on the deal. It seems like a great one for you and addresses a lot of the questions that have been floating around on the story.

My questions here — the first one — I just want to make sure I understand how you are moving to this new tax structure through the merger of a US and Canadian Company. Did Paladin have any tax advantage structure or is this as straightforward as creating an Irish holding company to acquire both assets?

The second question I had is when we take into account the delevering that occurs with the transaction, can you just talk about your view of how much debt capacity the Company will have post this transaction close that we could think about deploying as we look out to 2014 and beyond and some of these new strategic initiatives that you have? Thanks very much.

Rajiv De Silva - Endo Health Solutions - President & CEO

Let me answer the first question on the inversion structure and then I will have Suky talk about the delevering aspect and debt capacity going forward. The basis of — the way this transaction will work is there is a new Irish holding company called New Endo that is established in Ireland that will acquire the shares of both the old Endo, as well as that of Paladin. So in the transaction, Endo shares will be exchanged 1 for 1 with shares of New Endo and Paladin shareholders receive 1.6331 shares of New Endo as well as CAD1.60 (sic — see earlier and slide 16, “1.16 CAD”) and change, in cash, as well as the 1 share in the Knight Therapeutics that we mentioned.

Basically, the concept here is a inversion that is enabled by the fact that we are acquiring a company which will end up having more than 20% of the shares of the combined new co, which then allows us to invert into another geography. So that is how we are establishing a domicile in Ireland. Separate from that, Paladin does have some attractive tax attributes, which also are part of the transaction, but it is not what directly enabled the inversion.

Suky, do you want to talk about the delevering aspect and our debt capacity?

Suky Upadhyay - Endo Health Solutions - CFO

First of all, overall, we see this transaction as credit positive. When you think about the structure being primarily equity with a very small cash [pall], it leaves us with a lot of options, and a lot of enhancement to our forward-looking strategy.

The one thing I would say is right now on a debt-to-adjusted EBITDA basis, we’re at about a 3 times turn. With this deal, we expect to be in the relevant range of that, and rapidly delevering.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

When you think about some of the metrics we’ve quoted throughout this presentation — of adjusted EBITDA of about $80 million to $90 million that Paladin contributes plus the $75 million of post-tax synergies, you can quickly see that this offers a lot more opportunity for financing in the future for M&A. So overall, we see this as, again, very positive from a credit standpoint.

Chris Schott - JPMorgan Chase & Co. - Analyst

Is there any changes to your debt ceilings that are leveraged ceilings we should think about post the transaction?

Rajiv De Silva - Endo Health Solutions - President & CEO

No, you should still think within the range that we have discussed in the past, Chris. We’ve talked about wanting to be in the 3 to 4 times leverage ratio so that remains unchanged. The difference here is, as Suky pointed out, since our cash conversion goes up substantially, our capacity for additional debt and therefore for additional M&A transactions also goes up.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Chris. Can we go to the next question, please?

Operator

Next question comes from the line of Andrew Finkelstein, Susquehanna Financial Group. Please go ahead.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much for taking the questions. Can you talk a bit about Paladin’s business and growth strategy. In particular, how much of their growth has been through M&A and business development versus organically and how you would see your priorities in terms of how they are going to run it as a unit within Endo and what expansion opportunities there are for it? And then more broadly, where your business development priorities are now, given some of the new strategic opportunities this opens up and gives you a number of directions it can be going in? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Andrew. With respect to the Paladin business, the base businesses in Canada, as you saw from the historical information that we shared with you, has shown year-on-year very attractive growth, both in terms of revenues, as well as EBITDA. The business model is built on the concept of insourcing innovation through deals, which is the same business model that we espouse as well.

And they have done that through a very, very successful track record of licensing and M&A transactions over a sustained period of time. If you look at the growth, it is a combination of new assets brought in through this business deal [of an] engine, as well as organic growth of launched products. We expect to see a similar mix in terms of the how we see the growth profile of the business going forward.

The other aspect that is attractive for us is that in addition to the base Canadian business, the company has established a foothold in South Africa through its stake in Litha Pharmaceuticals, as well as a initial operation in Mexico and Brazil. So we expect all of these elements to contribute to organic growth going forward.

In terms of our M&A agenda, we will continue to focus on the types of transactions that we said would be attractive to us, which are those in the range of $250 million to $500 million in size. what this transaction does allow us to do is to expand where we look for such deals because now we are able to also look at international transactions, in addition to US transactions.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Andrew. Can we go to the next question, please?

Operator

Next question comes from the line of Liav Abraham from Citigroup. Please go ahead.

Liav Abraham - Citigroup - Analyst

Good morning and congrats on the deal. Just honing in on that earlier question on the tax rates.

When will — you spoke about a 20% post-close tax rate. When do you anticipate attaining those and potentially how low can this go? Do you anticipate this going down as low as 12%, for example, firstly?

And secondly, in terms of the international footprint that this deal affords you, can you talk a little bit more about the potential for Endo to commercialize Paladin’s products in the US? As well as the potential for the commercialization of Endo’s products ex-US in some of the markets that Paladin is operational in? Thanks very much.

Rajiv De Silva - Endo Health Solutions - President & CEO

Sure. So, Liav, on the first question on the tax rate, we expect to go to 20% in steady-state, with our existing operations. It will take us a period of time and we can provide further clarity on that as we get close to completing this transaction.

But I would also say how the tax rate evolves over the longer term is dependent on new transactions that we do, where we do those transactions, and how we manage those transactions. And as you pointed out, the Irish corporate tax rate is 12.5% so it’s possible that over the longer term, that we may be able to aspire to a tax rate that’s lower than 20%, but our near-term goal is 20%.

In terms of your question on access to different markets — so as Paladin’s business model so far has been focused on an in-licensing model for Canadian and international rights, most of their products don’t have US rights or those US rights reside with other companies, so we don’t see an immediate opportunity to bring Paladin products to the US. Certainly, any new opportunities that we invest in for Paladin could have the benefit of having access to the US market.

Similarly, with Endo’s current portfolio, I would suspect that our existing portfolios there are only limited opportunities for us in Canada. However, our pipeline and our new opportunities all of a sudden benefit from having a much broader footprint where we could commercialize them.

Liav Abraham - Citigroup - Analyst

Thanks very much.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thanks, Liav.

Operator

The next question is from the line of Gary Nachman, Goldman Sachs.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Gary Nachman - Susquehanna Financial Group / SIG - Analyst

Good morning, my congrats as well. Rajiv, can you talk about the overlapping areas of the two companies and where you could expect to generate most of the cost synergies? It seems Paladin has a decent pipeline — will you move that forward or prune it a little bit? And are there any opportunities for planned consolidation and potentially gross margin expansion over time? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

All good questions. So, the beauty of this transaction is the complementary nature of the two companies so we don’t really overlap in any geographies. As a result, the cost synergies in this transaction will be modest.

Obviously, as you can imagine, there are certain public company costs that any public company has, which will not need to continue, so those things will go away. But we will continue to maintain the infrastructure that Paladin has in Canada. What I would also say is that the company has been already managed in a very lean and efficient manner and it is [a] business model that we will continue to look for ways to expand and sustain.

In terms of the Paladin pipeline, they are all low-cost projects in the sense that they are all partnered so we actually expect to continue to develop that pipeline. Because frankly those are exactly the types of projects and approaches that we would aspire to, broadly speaking, as a Company.

Gary Nachman - Susquehanna Financial Group / SIG - Analyst

Okay and then just the planned consolidation and gross margin improvements?

Rajiv De Silva - Endo Health Solutions - President & CEO

I’m sorry, if you look at the Paladin business, all of the products are supplied by third parties and as part of the transaction, we have certainly not valued any synergies that might exist in consolidating those supplies with our existing supplies for the US. There might be, so that could be a potential source of upside in the future but it’s not valued into our deal model. The Litha company in South Africa does have — or is in the process of establishing its own operations but, again, since we don’t currently have an operation in South Africa, we would expect any synergies there to be limited to non-existent as well.

Gary Nachman - Susquehanna Financial Group / SIG - Analyst

Okay. Thank you.

Operator

Next question comes from the line of Marc Goodman, UBS. Please go ahead.

Marc Goodman - UBS - Analyst

Two questions. First, Rajiv, can you talk about your comments on Voltaren Gel? You sound a little more confident that this product is going to be around a little longer. Can you tell us why?

And then second of all, maybe you can dive into AMS just a little bit more and just give us some color for the three different businesses and what is moving in the right direction and how we should be thinking about next quarter and next year? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

Perfect, thank you, Marc. With Voltaren Gel, we remain in a situation where we can’t disclose too much because this is a product that we manage in partnership with Novartis and it is a product that is owned by Novartis. What I would say is that we are — having had a lot of dialogue with Novartis and having some insight as to their strategy, as to how they expect to proceed with Voltaren Gel life-cycle management, we are increasingly confident that we could have ongoing sales of this product beyond the April 2014 date that we had talked about previously when we expected the product to go back to Novartis.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

I’m afraid I can’t say anything more than that. We are hopeful that we can provide more details when we get to our 2014 guidance discussion.

Back to your question on AMS, I must say I am very pleased with the progress at AMS. The team there has done a terrific job of beginning to turn the business around. We have seen now three quarters of consecutive improvement in the business.

It has come in, I would say, four areas. One is our international business continues to perform very well. Secondly, our men’s health business, which was a very stable business, we have nursed that back to health, with a focused commercial effort, so that is now back in growth mode.

Thirdly, our BPH business, as you know, we announced the results from our Goliath trial earlier this year, which is the first head-to-head trial comparing the GreenLight laser versus TURP, which is the existing gold standard, and the outcome of that trial was very favorable in light of how we think about GreenLight. So we are in the process of educating physicians and the market around how best GreenLight laser can be used with the appropriate patients, so that is having a helpful effect.

Then finally, in women’s health, while we continue to see a downward trend in the market for prolapse, we are beginning to see a reduction in the rate of decline when it comes to the stress urinary incontinence market, which is where the bulk of our products are sold. All of these are very encouraging trends as our expectation, as we have said in the past, is that we expect it to spring into growth some time in 2014 for this business.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Marc. Can we go to the next question, please?

Operator

Next question comes from the line of Annabel Samimy from Stifel. Please go ahead.

Annabel Samimy - Stifel Nicolaus - Analyst

Thanks for taking my questions. And congratulations on the deal.

You mentioned that you were interested in high-growth, cash-pay markets. Right now, it doesn’t seem that either your portfolio or Paladin’s portfolio fall into that category other than their exposure to emerging markets. So can you talk about how you are going to get that to that cash-pay non-government reimbursement exposure that you are looking for? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Annabel. To answer the question, we talked about those types of markets in the context of our future aspirations. Clearly, as you pointed out, our US business is not a cash-pay business and if you look at the bulk of Paladin’s business in Canada, it’s prescription.

That being said, there is a small but attractive OTC business that Paladin has in Canada, which we will expect to expand. And one of the things that we find attractive about markets like Mexico, for example, where Paladin is beginning to establish a footprint, is the substantial cash-pay component of those markets. So as we think about expanding our international footprint, those are the types of markets that we would aspire to be in.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Annabel. Can we go to the next question, please?

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Operator

Next question comes from the line of David Buck, Buckingham Research Group. Please go ahead.

David Buck - Buckingham Research Group - Analyst

Just a couple of quick ones for Rajiv. Can you talk about the integration of Boca and whether your expectation is that this will still generate roughly $50 million or so of EBITDA and talk about the longevity of the asset that you are acquiring there with Boca?

And then for Paladin, can you go into a little bit, Rajiv, how you justify the $1.6 billion price. It looks like, without the cost synergies, about CAD90 million or so is the estimate for EBITDA next year.

What is the thought process in terms of what you are paying and did you view it as mainly a stepping stone toward the lower tax structure and that’s part of the price? But some valuation metrics I would be curious about? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

With respect to the integration of Boca, we made good progress in planning the integration. As you might recall, this is a relatively small company so the integration will be relatively simple on our side. It is a perfect fit for our commercial channel, which is why we did the transaction in the first place.

The only delay, unfortunately, is due to the government shutdown. The review process through the FTC was much slower than was anticipated and is now going to be delayed by a few months. We are still hopeful that we can close the transaction by the end of the year.

Our outlook for the business remains the same. It is approximately a $50 million EBITDA business.

And the prospects for the main product, which is a combination hydrocodone APAP product, still continues to be as attractive as we thought when we completed the transaction. So our plans remain the same for Boca.

On your question on Paladin, it’s a good question. There are three elements for the valuation of the company.

One is the valuation of the base business of Paladin itself. As you have seen in the historical performance, this is a company that has consistently grown above — in double-digits over the course of the last several years and we are very encouraged by what we find in the pipeline, both in terms of projects that are in the company as well as those that are anticipated shortly in terms of being able to continue that growth trajectory, right? So we are able to put a very substantial valuation on the business on a standalone basis, even before we start talking about synergies.

When it comes to synergies, there are two components to how we thought about the value. One is the cost synergies, which I described as essentially being — eliminating some public company costs between the two companies and some potential other combination synergies that we might have. And then some substantial tax savings that are enabled by Irish inversion.

What I can tell you is that we believe this transaction is not only accretive but highly value-creating for our shareholders. Most of the transaction that we do in the future, using this new platform, will also be highly value-creating. So, in a sense, we are extremely comfortable with the value that we have put on Paladin and think that this will be something that delivers substantial value for our shareholders for many years to come.

David Buck - Buckingham Research Group - Analyst

And just to follow-up, how much of the $75 million is actually the benefit of the 20% tax rate?

Rajiv De Silva - Endo Health Solutions - President & CEO

We are not going to give any further guidance on the breakdown of the $75 million. You will see, as 2014 progresses, what the impact on our P&L is.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

David Buck - Buckingham Research Group - Analyst

Should I think of that as day one or first quarter run rate — you should start to see that $75 million or does it take longer?

Rajiv De Silva - Endo Health Solutions - President & CEO

We will provide some more clarity on the timeline for that as we get closer to closing the transaction because as you can imagine, the pace of how we will do that is dependent on many factors in terms of the structure of our Corporate debt as well as our inter-Company debt. And we will be clear on some of those metrics as we get closer to completing the transaction.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Great, thanks, Dave. Can we go ahead and go to the next question, please?

Operator

Next question comes from the line of Greg Fay at Bank of America. Please go ahead.

Greg Fraser - BofA Merrill Lynch - Analyst

This is Greg Fraser for Greg Gilbert. I’m not sure if I missed this, but did you comment on how accretive you expect the transaction to be?

Rajiv De Silva - Endo Health Solutions - President & CEO

Suky?

Suky Upadhyay - Endo Health Solutions - CFO

No, we haven’t quoted on how accretive the transaction will be but the way to look at it is to think about the EBITDA that the new company contributes, in addition to the tax synergies, and you can get to a directional view on what that will provide to the New Endo.

Greg Fraser - BofA Merrill Lynch - Analyst

Okay. How should we think about the tax rate for assets that you may acquire in the future. Will it be as straightforward as simply layering in new assets under the Irish rate in the new structure or will there be limitations on how future deals could benefit?

Rajiv De Silva - Endo Health Solutions - President & CEO

Good question, Greg. Every transaction it going to look different. The important thing is now we have multiple vehicles and jurisdictions that we can think about in terms of how we acquire new assets and companies.

But the actual tax rate for those acquisitions will depends on how we structure each transaction. So we will certainly provide guidance as we do individual transactions but (inaudible) predict right now.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Greg Fraser - BofA Merrill Lynch - Analyst

Okay then just one quick one. On the anticipated changes to the capital structure, is the goal there to bring down the cost of debt? Can you just comment more on those expected changes? Thank you.

Rajiv De Silva - Endo Health Solutions - President & CEO

Suky?

Suky Upadhyay - Endo Health Solutions - CFO

Yes, sure. There is a few elements here.

One is the transaction in itself creates a change of control on our credit facility and so that will require us to refinance both our term loan A and term loan B facilities. That is really an outcome of the transaction.

Then in addition, we are going to secure some committed financing for our senior notes in the event they put. However, based on current market conditions, we don’t think that, that is likely, but again, in case market conditions change, we will have back stop financing for that.

And then the last is, we are taking on a little bit of additional debt to essentially fund the take out of the convertible notes, which again, will be subject to market conditions. Overall, we don’t see a significant or material change in our overall cost of debt.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Greg. Can we go ahead and go to the next question, please?

Operator

Next question comes from the line of Jason Gerberry, Leerink Swann.

Jason Gerberry - Leerink Swann & Company - Analyst

Congrats again on the deal. Just wondering if you can just comment on the Paladin top line. Just looking at the consensus in 2015 and 2016, it looks like the revenue is showing a decline, it’s obviously a very thin consensus of only one to two analysts. So just curious, is there any key products that are facing any genericization risk that we need to be aware of? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Jason, for the question. As you pointed out, the company is very thinly covered. And the other aspect of this company — again, one of the things we like about it — is that it has a highly diversified revenue base and it doesn’t depend on a single product. Given our own due diligence on the product, as well as our view on their pipeline, we are confident that the company will continue to grow over the time horizon that you are talking about.

Jason Gerberry - Leerink Swann & Company - Analyst

Great, thanks.

Operator

Next question comes from the line of Elliot Wilbur, Needham & Company.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Elliot Wilbur - Needham & Company - Analyst

Thanks, good morning. It’s always nice when you get a 60% instant rebate on the value of a transaction in the form of instantaneous equity value appreciation.

My question is going back to the accretion discussion that we’ve had a little bit earlier here. The transaction obviously accretive to adjusted 2014 EPS, which we don’t know what you guys are expecting as of yet, but even factoring in the benefits of the transaction, still looks like you are acquiring a company with a much higher multiple than what Endo is currently trading at, based on consensus estimates. So can you give us a little help in terms of thinking about accretion relative to what — and maybe put that in the context of current consensus numbers for 2014? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

We are not going to comment on 2014 consensus numbers. We will provide guidance for 2014 as we get into 2014.

What we can tell you is that the deal is certainly accretive based on our own estimates of how 2014 is going to look, including the pro-forma addition of Boca Pharmacal into our own internal projections. In terms of how you are to think about the accretion, again, I would encourage you to think about it along the lines that Suky just mentioned, which is that this is a company that brings with it a roughly [business] base of around $75 million to $80 million.

It has no debt that comes with it. So it’s completely unlevered.

And then secondly, we are talking about tax and operational synergies of an amount at least equal to that, right? That is a substantial amount of new EBITDA that we are bringing into the Company with this transaction and this is not counting future benefits that the tax inversion provides us. So with that, we believe that we have paid a very fair price and retain a very large amount of the value for our own shareholders.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, Elliot. Can we go to the next question, please?

Operator

The next question is from the line of Ken Cacciatore from Cowen and Company. Please go ahead.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

We can go ahead and jump to the next question.

Operator

Next question is from the line of Chris Caponetti from Morgan Stanley. Please go ahead.

Chris Caponetti - Morgan Stanley - Analyst

Also take into consideration the loss of exclusivity on Lidoderm and then thinking about—?

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Chris—

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Chris Caponetti - Morgan Stanley - Analyst

Yes, sorry.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

We didn’t catch the first part of the question. Can you start over?

Chris Caponetti - Morgan Stanley - Analyst

Sure, I’m sorry. The pro-forma leverage of 2.4 times, does that include the synergies from the deal and does it also factor in the loss of exclusivity on Lidoderm?

Rajiv De Silva - Endo Health Solutions - President & CEO

The short answer is yes. I will allow Suky to elaborate on it.

Suky Upadhyay - Endo Health Solutions - CFO

Yes, it’s a component of our forward-looking EBITDA and the primary driver there is, as we have been talking about, is the EBITDA contribution of Paladin, which is essentially unlevered, in addition to the post-tax savings. That is a key driver of the improvement of the leverage ratio.

The important thing - one of the things that is not captured necessarily in your leverage ratio, obviously, is the cash flow conversion, which falls below EBITDA into your tax savings. If you think about your free cash flow as a percentage of sales, as a margin, or your net debt-to-EBITDA, you can clearly see even more improvement above our overall leverage profile.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Next question please, Tracy.

Operator

Next question comes from the line of Tim Chiang, CRT Capital.

Tim Chiang - CRT Capital Group - Analyst

Hi, Rajiv. Congrats on the deal.

I just had a tax structure question. Were there certain limitations with Paladin, given the fact that your predecessor firm acquired [BioVille] and then went into a reverse merger and then basically reincorporated into Canada. Was that something that you guys contemplated when you looked at this deal acquiring a Montreal-based company?

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, Tim. Thanks for the question.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

I’m not going to comment on any other company’s tax structure, but this is a different kind of inversion than you may have seen in the past. To repeat what I had said at the front end when I answered one of the questions, this inversion is enabled by us merging with another — a foreign company where the shareholders of the foreign company will end up owning more than 20% of the new entity.

In that context, we are able to invert Endo, and in doing so, we picked Ireland as the domicile for multiple reasons. Not only what we believe to be the stability of the corporate and tax base in Ireland, but also reflecting the talent base in Ireland because our expectation once we domicile there is to build out some infrastructure there and to create an Irish operating company.

And as you know, there are many other companies that are present in Ireland, as a result. It has a very solid base of talent in areas like R&D, supply chain, as well as commercial and other administrative functions. Does that help?

Tim Chiang - CRT Capital Group - Analyst

Yes, that clarifies it more. And the 20% tax rate guidance, certainly the market is looking to see if you could potentially lower that. Is that something longer term that is possible?

Rajiv De Silva - Endo Health Solutions - President & CEO

In the longer term, we will continue to look to way to optimize our tax structure. And the 20% estimate, as I said, is more of a near-term steady state of where we can get our existing business structure to.

Obviously what having Irish domicile allows us to do is think about different ways of acquiring assets and companies in the future that would certainly allow us to benefit from the Irish corporate tax rate, which that is about 12.5% and there are also potentially other ways that we can look to optimize our tax rate going forward. So, yes, so we would expect to continue to look for ways to do that.

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Great, thanks, Tim. Just in the interest of time, we have the opportunity to take about two more questions. So could we go to the next question please?

Operator

Next question comes from James Malloy, Janney.

James Malloy - Janney Capital Markets - Analyst

Thanks for taking my question. I just want to follow-up, on one of the things you have called out in the call was the 16,500 AMS mesh cases that were happening.

One of the things, back in June, you guys put out an 8-K talking about trying to settle some of these for $54.5 million. And in that 8-K, you put October 12 as a potential deadline just for mostly people to sign up for that. I just wanted to see where that stood, what the latest is with that, and how that issue is impacting you guys in the third quarter, fourth quarter?

Rajiv De Silva - Endo Health Solutions - President & CEO

James, you are referring to the settlement that we reached in the first quarter for a subset portfolio of cases and that was announced previously and we are in the process of completing that settlement. It is still underway.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

Blaine Davis - Endo Health Solutions - SVP of Corporate Affairs

Thanks, James. Can we go ahead and go to the last question, please?

Operator

Last question comes from the line of David Amsellem, Piper Jaffray. Please go ahead.

David Amsellem - Piper Jaffray & Co. - Analyst

I just had a question on the long-term strategy within the US. Does this change how you are looking at investing in the brand business in terms of more promotion-sensitive products now that you have better leverage ratios and you have a tax-efficient platform.

How should we think about that? And again, I’m specifically asking about the domestic market? Thanks.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you, David. This is a great enabler of everything we’ve talked about previous with respect to our new strategy. What we have said in the past around our US-promoted business is that we continue to be focused on specialty areas that we can reach with a focused sales and marketing footprint.

That remains unchanged. As you pointed out, with this transaction, as we increase our cash conversion rate, that inherently will increase the borrowing capacity, which in turn will give us more opportunities to invest in growth assets in the US. So I think we will see a renewed effort on our part to continue to do the types of transactions that we have talked about in the US and continue to grow our US business, as well.

David Amsellem - Piper Jaffray & Co. - Analyst

Thank you.

Rajiv De Silva - Endo Health Solutions - President & CEO

Thank you. With that, we will conclude our question-and-answer session for the day. But let me say a word just thanking all of you for joining us on what is a very exciting day for Endo.

It’s been a strong quarter and a transformational transaction that we have talked about today and we truly believe that this will be a great opportunity for our employees, our patients, customers, and ultimately our shareholders going forward. With that, thank you very much, and we will talk again soon.

Operator

Thank you for your participation in today’s conference call. This concludes the presentations. You may now disconnect. Good day.

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NOVEMBER 05, 2013 / 01:00PM GMT, ENDP - Q3 2013 Endo Health Solutions Inc. Earnings

Conference Call and acquisitions of Paladin Labs Inc

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